SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. No. 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON March 11, 2010

Date, Time and Place: March 11, 2010, at 5:00 p.m., at Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 07 – board of directors meeting room, Jardim Aeroporto, São Paulo, SP. Attendance: All members of the board of directors of Gol Linhas Aéreas Inteligentes S.A. (the “Company”). Call Notice: Waived, due to the attendance of all the members of the board of directors. Chairmanship of the Meeting: Chairman: Mr. Constantino de Oliveira Júnior, Secretary: Mr. Henrique Constantino. Agenda: to discuss the (a) approval of the Company’s financial statements for the fourth quarter of 2009, as audited by Deloitte Touche Tohmatsu Auditores Independentes, (the “Financial Statements”); (b) appointment of the Company’s executive officers; (c) confirmation of the Company’s capital increase due to exercise of options granted under the Company’s stock option plan, approved on December 9, 2004, as amended (the “Stock Option Plan”); (d) approval of management’s proposal for dividend distribution based on the net profit for fiscal year 2009; and (e) capital increase, within the authorized capital, pursuant to section 6 of the Company’s by-laws. Resolutions adopted: After the necessary presentations were made and discussion of the Financial Statements and other documents regarding the agenda, in light of the favorable recommendation from the Company’s audit committee, the following resolutions were adopted by unanimous vote: (a) to approve the “Financial Statements, which will be filed at the Company’s headquarters and published in due time; (b) pursuant to the Company’s by-laws, to re-appoint the following executive officers for a one year term: (1) CONSTANTINO DE OLIVEIRA JÚNIOR, Brazilian, married, businessman, bearer of Identity Card R.G. nº 929.100 SEP/DF and enrolled with the CPF under no. 417.942.901 -25, for the office of Chief Executive Officer; (2) LEONARDO PORCIUNCULA GOMES PEREIRA, Brazilian, married, business administrator, bearer of Identity Card RG 040.410.961 and enrolled with the CPF under no. CPF/MF 606.399.897 -72 for the offices of Executive Vice-President, Chief Financial Officer and Investor Relations Officer; (3) FERNANDO ROCKERT DE MAGALHÃES, Brazilian, married, aeronaut, bearer of Identity Card R.G. nº 8.539.475 -0 SSP/SP and enrolled with the CPF under no. 276.178.827 -34, for the office of Vice-President; and (4) CLAUDIA JORDÃO RIBEIRO PAGNANO, Brazilian, married, marketing, bearer of Identity Card RG 179.428.925 and enrolled with the CPF under no. CPF/MF 137.792.458 -09, for the office of Vice-President. Compensation for the

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Company’s management will be set at the Company’s annual shareholders’ meeting. The appointed officers have declared, pursuant to Law 6,404/76, section 147, paragraphs 1 and 2, that they have not incurred in any of the crimes which might prevent them from performing commercial activities. The executive officers herein elected assume their respective offices upon signing of an instrument of investiture, to be transcribed on the book of minutes of the executive board meetings; (c) to confirm the Company’s capital increase, due to exercise of options granted under the Stock Option Plan, in the amount of R$83,071.80 through the issuance of 7,980 newly issued preferred shares. As a result, the Company’s corporate capital is now of R$2,195,182,651.69, divided into 133,199,658 common shares and 132,140,042 preferred shares. The newly issued preferred shares will bear the same rights, including the right to dividends, as the currently existing preferred shares. It is further resolved to: (i) waive existing shareholders’ preemptive rights to subscribe the newly issued preferred shares, pursuant to Law 6,404/76, section 171, paragraph 3; and (ii) set the total issue price at R$83,071.80; (d) to approve management’s proposal for dividend distribution, based on the net profit for fiscal year 2009 in the amount of R$185,838,589.23, net of income tax, equivalent to R$0.701581 per common or preferred share. The record date for payment of dividends is set at March 29, 2010, whereas the Company’s shares will be traded ex-dividend rights as of March 30, 2010. Dividends will be paid on April 16, 2010, without any adjustments, and will count towards the mandatory dividend distribution of 25% of the new profit pursuant to Law 6,404/76; and (e) in order to strengthen the Company’s capital structure and meet short- and long-term growth plans, requirements for the Company to achieve a sustainable growth and create shareholder value, to increase the Company’s corporate capital in the amount of R$185,838,597.92, through the issuance of 7,622,584 shares, of which 3,833,077 are common shares and 3,789,507 are preferred shares, all book entry and without par value, at an issuance price of R$24.38 per common or preferred share. The price per share is set based on the closing price of the Company’s shares at BMF&F Bovespa S.A. Bolsa de Valores, Mercadorias e Futuros on March 11, 2010, pursuant to Law 6,404/76, section 170, paragraph 1, and shall be paid for in cash at the time of subscription. The Company’s corporate capital will then be of R$2,381,021,249.61 divided into 137,032,735 common shares and 135,929,549 preferred shares. All shareholders on the record date of March 30, 2010 will have a term of 30 days to exercise their preemptive rights, which will commence on March 31, 2010 and expire on April 29, 2010, including. It is further resolved that, pursuant to best corporate governance practices, the preemptive rights will be extended to holders of American Depositary Receipts (“ADRs”). The Company’s officers may execute any agreements and perform all acts to implement these resolutions, including documents to be filed with the U.S. Securities and Exchange Commission (SEC) and New York Stock Exchange (NYSE). Holders of common shares may subscribe to new common shares and holders of preferred shares may subscribe to new preferred shares, based on their current proportion of the Company’s corporate capital. Shares will be traded ex-preemptive rights as of March 31, 2010. In case not all shares are subscribed during the preemptive rights period, the Company may assign remaining shares to

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shareholders who express intention to subscribe these shares, auction these remaining shares, pursuant to Law 6,404/76, section 171, paragraph 7, item b, or confirm the capital increase only partially, provided that subscription amounts to at least R$118,000,000. In the event the Company elects to assign remaining shares to shareholders who expressed interest in their subscription these shareholders will have five business days to subscribe the remaining shares. In light of the possibility of partial confirmation of the capital increase and to allow shareholders to condition their exercise of the preemptive rights upon subscription, shareholders may elect to condition their subscription to: (i) full subscription of the capital increase; (ii) subscription of a minimum amount; or (iii) to only subscribe to an amount of shares sufficient to maintain their proportion in the corporate capital. The common and preferred shares issued through this capital increase will only bear the same rights, including the right to dividends, as currently existing common and preferred shares, respectively, as of the date of confirmation of this capital increase. It is also resolved that the Company’s management will disclose this capital increase to shareholders through the publication of detailed notices. Adjournment of the Meeting and Drafting of the Minutes: The floor was offered to all those present, who declined to add further, and the meeting was adjourned to draft these minutes. Upon reopening of the meeting, these minutes were read, confirmed and signed by the attendees. I hereby certify that this is a true copy of the minutes which were drafted in the proper records.

São Paulo, March 11, 2010

Constantino de Oliveira Júnior	Henrique Constantino
Chairman	Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.